UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 333-269315

TFA Therapeutics, Inc.

(Translation of registrant’s name into English)

6th Fl., No. 15, Lane 548, Ruiguang Road,

Neihu District, Taipei City, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F          ☐ Form 40-F

Closing of Offshore Private Placement

On July 20, 2026, the board of directors of TFA Therapeutics, Inc. (the “Company”) approved and authorized an offshore private placement (the “Offering”) that may be completed in one or more closings.

The Company is offering up to 5,952,381 shares of its Ordinary Shares, $0.0001 par value per share (the “Shares”), at a subscription price of $2.52 per share. The Company intends to offer and sell, from time to time, Shares having an aggregate purchase price of up to $15,000,000 in one or more closings. Each closing will occur upon the Company’s acceptance of the applicable subscriptions, and there will be no minimum offering amount or minimum subscription amount. The Company will accept or reject subscriptions as they are received and may conduct additional closings from time to time until the maximum offering amount has been sold. The Company may use the proceeds from any subscription promptly following its acceptance.

In addition, an existing shareholder of the Company may, in its sole discretion, offer additional Ordinary Shares to certain existing shareholders who participate in the Offering. Any such offer of additional Ordinary Shares will be made by such existing shareholder and will not constitute an obligation of the Company or part of the Shares offered by the Company in the Offering.

The Offering was conducted only with specific invitees whom the Company reasonably believed to be “non-U.S. persons,” as defined in Regulation S, and the completed offers and sales occurred in offshore transactions pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). Any additional offers and sales, if any, will be conducted on the same basis. The Company did not engage in directed selling efforts in the United States, and the Offering is not a public offering in the United States.

As of the date of this report, the Offering remains open for subscriptions, and the Company may conduct one or more closings from time to time until the maximum offering amount is sold. There can be no assurance that the Company will accept any subscriptions or complete any closings.

The Company currently intends to use the net proceeds from the Offering to advance the development and regulatory activities of TFA-01, including chemistry, manufacturing and controls (“CMC”) and production, nonclinical safety and toxicology, clinical and regulatory activities; for personnel, general corporate purposes and working-capital needs; for capital-markets readiness activities; and for expenses of the Offering. The Company’s actual use of proceeds and the amounts allocated to each use will depend on its operating needs and other circumstances.

The ordinary shares offered in the Offering have not been and will not be registered under the Securities Act and will be subject to applicable transfer restrictions. The securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This report is furnished as a notice pursuant to Rule 135c under the Securities Act. This report does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of any securities in any state, country or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Forward-Looking Statements

If the Offering remains open for possible additional closings, statements in this report regarding such closings and the amount of additional proceeds the Company may raise are forward-looking statements. Statements regarding the Company’s intended use of proceeds are also forward-looking statements. Forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including investor demand, the satisfaction of subscription and closing conditions, market and regulatory conditions, and the other risks described in the Company’s most recent annual report on Form 20-F and its subsequent reports furnished to the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.

The information contained in this Report on Form 6-K, including Exhibit 99.1, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Description
99.1	Private Placement Ordinary Share Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2026	TFA THERAPEUTICS, INC.

	By:	/s/ Szu Hao Huang
	Name:	Szu Hao Huang
	Title:	Director, Chief Executive Officer, Chief Financial Officer

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